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12014643

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 29 2012 WASH. D.C. 196

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mitsubishi UFJ Securities (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway - 29th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Glaser (212) 405-7036
(Area Code — Telephone No.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 4/4

AFFIRMATION

I, William P. Mumma, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Mitsubishi UFJ Securities (USA), Inc. (a wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.) as of and for the year ended December 31, 2011 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

February 27, 2012

Mr. William P. Mumma — Date

President and Chief Executive Officer

Title

Subscribed and sworn to before me on
this 27th day of February 2012

Notary Public

ALEXANDER M. SHEERS
Notary Public, State of New York
No. 02SH6229531
Qualified in Kings County
Commission Expires October 12, 2014

MITSUBISHI UFJ SECURITIES (USA), INC.
(A wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.)
(SEC I.D. NO. 8-43026)

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
and Regulation 1.10(g) under the Commodity Exchange Act
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Mitsubishi UFJ Securities (USA), Inc.

We have audited the accompanying statement of financial condition of Mitsubishi UFJ Securities (USA), Inc. (the "Company") (a wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition as a whole. The supplemental schedules on pages 15, 16 and 17 are presented for the purpose of additional analysis and are not a required part of the statement of financial condition, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the statement of financial condition. Such schedules have been subjected to the auditing procedures applied in our audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects when considered in relation to the statement of financial condition as a whole.

Deloitte & Touche LLP

February 27, 2012

(A wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2011
(In thousands of dollars, unless otherwise noted)

ASSETS		
Cash and cash equivalents	$	210,910
Cash deposited under federal and other regulations or requirements		3,500
Securities purchased under agreements to resell		25,283,221
Receivables:		
Brokers, dealers and clearing organizations		172,708
Securities borrowed		2,451,128
Affiliates		848
Securities owned ($895.6 million pledged)		1,374,907
Interest receivable		16,345
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $12.6 million)		9,225
Deferred tax assets, net		9,933
Other assets		13,220
TOTAL ASSETS	$	29,545,945
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Short term borrowings	$	259,790
Securities sold under agreements to repurchase		26,226,309
Payables:		
Brokers, dealers and clearing organizations		185,552
Securities loaned		118,780
Affiliates		14,692
Securities sold, but not yet purchased		2,341,858
Interest payable		11,179
Accrued expenses and other liabilities		41,702
Total liabilities		29,199,862
Liabilities subordinated to claims of general creditors		220,000
STOCKHOLDER'S EQUITY:		
Common stock, no par value and additional paid-in-capital; 2,000 shares authorized, 690 shares outstanding		69,000
Retained earnings		57,083
Total stockholder's equity		126,083
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	29,545,945

See notes to statement of financial condition.

1. ORGANIZATION AND BUSINESS ACTIVITIES

Mitsubishi UFJ Securities (USA), Inc. (the "Company") is a wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd. ("MUSHD"), a Japanese holding company. MUSHD, in turn, is a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. ("MUFG"). The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Commodity Futures Trading Commission ("CFTC").

In its capacity as a securities broker-dealer, the Company engages in collateralized financing and securities borrow and loan transactions, domestic and foreign debt and equity securities transactions, capital markets origination transactions, and private placements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. The Company believes that the estimates utilized in the preparation of the statement of financial condition, primarily relating to valuation of financial instruments, compensation, taxes, occupancy, and litigation, are prudent and reasonable. Actual results could differ from these estimates.

Securities Transactions - Customer securities transactions are recorded on a settlement date basis. Principal securities transactions, which include Securities owned and Securities sold, but not yet purchased, are recorded on a trade date basis. All positions are carried at fair value. Interest associated with Securities owned and Securities sold, but not yet purchased are recorded in Interest receivable and Interest payable, respectively, in the statement of financial condition.

Cash and Cash Equivalents - The Company defines cash and cash equivalents as overnight time deposits and short-term highly liquid investments with original maturities of three months or less at the time of purchase. The funds are primarily clearing related and are not in FDIC insured accounts.

Cash Deposited or Segregated under Federal and Other Regulations or Requirements – Cash deposited is segregated in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell ("reverse repurchase agreements") and Securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. government, federal agency and mortgage-backed securities, are treated as collateralized financing transactions and are carried at the contract amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. It is the Company's policy to generally take possession of securities purchased under agreements to resell at the time such agreements are made. The Company's agreements with counterparties generally contain provisions allowing for

additional collateral to be obtained, or excess collateral returned, when necessary. The Company revalues the collateral underlying its repurchase and reverse repurchase agreements on a daily basis. In the event the market value of such securities falls below the related agreement to resell at contract amounts plus accrued interest, the Company will generally request additional collateral.

Reverse repurchase and repurchase agreements are reported on a net-by-counterparty basis, when applicable, pursuant to the provisions included in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 210 "*Offsetting.*"

Securities Borrowed - Securities borrowed transactions are recorded at the amount of cash collateral advanced. For securities borrowed the Company deposits cash with the lender. The Company monitors the market value of securities borrowed daily and obtains or refunds collateral, as necessary.

Securities Loaned - Securities loaned transactions are recorded at the amount of cash collateral received. For securities loaned, the Company receives cash from the borrower. The Company monitors the market value of securities loaned daily and obtains or refunds collateral, as necessary.

Derivative Instruments - All derivatives, primarily exchange-traded options and futures and forward foreign exchange contracts, are reported on the statement of financial condition at their fair value. The reported receivables and payables related to derivatives are included in receivables from and payables to brokers, dealers, and clearing organizations.

The Company transacts in exchange-traded options and interest rate futures. The Company also enters into forward foreign exchange contracts to economically hedge non-dollar term repurchase agreements and non-dollar term loans. The fair value of these transactions is included in Other assets and Other liabilities in the statement of financial condition.

Interest Receivable and Payable - Interest receivable and payable consist mainly of interest accrued on repurchase agreements, reverse repurchase agreements, securities borrowed and loaned, and securities transactions.

Furniture, Equipment and Leasehold Improvements - Furniture and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the asset or, where applicable, the remaining term of the lease. At December 31, 2011, furniture, equipment and leasehold improvements consist of the following:

	Cost	Accumulated Depreciation	Net Book Value
Furniture & Fixtures	$ 1,401	$ 1,302	$ 99
Leasehold Improvements	6,941	2,606	4,335
Computers & Other Equipment	13,488	8,697	4,791
Total	$21,830	$ 12,605	$ 9,225

Foreign Exchange - Assets and liabilities denominated in non-U.S. dollar currencies, which mainly represent repurchase agreements and short term borrowings, are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

Receivables and Payables - Customers - Receivables from and payables to customers represent balances arising in connection with securities transactions executed on a receive-versus-payment or deliver-versus-payment basis.

Receivables from Brokers, Dealers and Clearing Organizations - Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, receivables arising from unsettled trades, margin deposits with clearing organizations, receivables from capital market transactions and receivables on futures transactions.

Payables to Brokers, Dealers and Clearing Organizations - Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, payables arising from unsettled trades, payables from capital markets transactions and payables on futures transactions.

Income Taxes – Deferred tax assets and liabilities are determined based upon temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates. ASC Topic 740, "*Income Taxes*" requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. The valuation allowance reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that more likely than not will be realized.

3. RECENT ACCOUNTING DEVELOPMENTS

Repurchase Agreements

In April 2011, the FASB issued Accounting Standards Update ("ASU") 2011-03, *Reconsideration of Effective Control for Repurchase Agreements* which amends ASC Topic 860 by eliminating the requirement for an entity to consider whether a transferor (i.e., the seller) has the ability to repurchase the financial agreement transaction. This ASU is effective for reporting periods beginning on or after December 15, 2011 and should be applied prospectively to transactions that occur on or after the effective date. The Company does not believe the adoption of this ASU will have a material impact on its statement of financial condition.

Fair Value Measurement

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement* (Topic 820), *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* The amendments in this ASU result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS and consequently, change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The disclosures are effective for non-public companies for annual reporting periods beginning on our after December 15, 2011. The Company does not believe the adoption of this ASU will have a material impact on its statement of financial condition.

Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities*. The amendments in the ASU require that companies enhance current disclosures about offsetting assets and liabilities in order to reduce differences between U.S. GAAP and IFRS. Entities are required to enhance current disclosures about offsetting assets and liabilities in order to reduce differences between U.S. GAAP and IFRS. This scope would include derivatives, sale and repurchase agreements and

reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The disclosures are effective for annual reporting periods beginning on or after January 1, 2013.

Fair Value Measurements and Disclosures
ASU 2010-06, which amends ASC 820, *Fair Value Measurements and Disclosures* requires a reporting entity to disclose separately the amounts of, and reasons for, significant transfers between Level 1 and Level 2 assets and liabilities in the fair value hierarchy as well as transfers into, and out of, Level 3 of the fair value hierarchy for reconciliation of Level 3 measurements. In addition, a reporting entity is no longer permitted to adopt a policy of recognizing transfers into/out of Level 3 as of the beginning or end of a reporting period. Rather, an entity must disclose and follow a consistent policy for determining when transfers between levels are recognized. For the year ended December 31, 2011, application of ASU 2010-06 did not have a material effect on the Company's statement of financial condition.

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased – at fair value at December 31, 2011 consist of:

	Owned	Sold
U.S. Governments and Agencies	$1,121,981	$2,263,558
Corporate debt	91,458	27,285
Municipal debt	134,635	-
Equities	18,656	49,239
Options	8,177	1,776
	$1,374,907	$2,341,858

Securities owned that are pledged to counterparties represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. At December 31, 2011, the amount of securities pledged is $895.6 million.

5. BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2011 consist of the following:

	Receivables	Payables
Securities failed-to-deliver/receive	$136,754	$ 126
Clearing organizations receivable/payable	9,834	4,230
Capital markets agent transactions	25,939	6,542
Futures transactions	181	146
Pending trades	-	174,508
	$172,708	$185,552

6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has three subordinated loan agreements totaling $220 million with its parent, MUSHD, at December 31, 2011 that mature on varying dates.

Maturity Date	Rate Basis	Weighted Average Interest Rate	Principal Amount
March 29, 2013	6m LIBOR + 1.17%	1.65%	$ 35,000
September 30, 2015	6m LIBOR + 1.47%	1.92%	35,000
March 31, 2016	6m LIBOR + 1.57%	2.11%	150,000
			$220,000

The loans allow for prepayment of all or any part of the obligation at the option of the Company, and upon receipt of prior written approval from FINRA and the National Futures Association ("NFA").

The agreements covering the subordinated borrowings have been approved by FINRA and the NFA, and thus, are available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. Since the initial term of each loan is in excess of three years and has more than one year to maturity, they are considered equity capital for regulatory purposes.

7. CASH SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2011, the Company had on deposit $3,500 in an account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

8. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The Company classifies its financial instruments using a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Level 1 securities include U.S. Government and agency securities and exchange traded equities, options, and futures.
- Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 securities include corporate and municipal debt instruments and foreign currency forwards.

- Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Company's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment. There are no Level 3 assets at or for the year ended December 31, 2011.

U.S. Governments and Agency debt securities are valued using third party market price quotations. Valuation adjustments are not applied. Accordingly U.S. Governments and Agency issued debt securities are categorized in Level 1 of the fair value hierarchy

Corporate debt fair value is determined using third party market price quotations. Corporate bonds are categorized in Level 2 of the fair value hierarchy.

Municipal debt fair value is determined using third party market price quotations and recently executed transactions. These bonds are categorized in Level 2 of the fair value hierarchy.

Equity securities (exchange traded) are valued based on quoted prices from the exchange. These securities are categorized in Level 1 of the fair value hierarchy.

Options (listed) are valued based on quoted prices from the exchange and categorized in Level 1 of the fair value hierarchy

Futures (listed) are valued based on quoted prices from the exchange and categorized in Level 1 of the fair value hierarchy

Foreign currency forwards are valued using internal pricing models based on third party market foreign exchange rates and are categorized in Level 2 of the fair value hierarchy.

<u>Assets Measured at Fair Value on a Recurring Basis as of December 31, 2011:</u>

	Level 1	Level 2	Level 3	Total
Securities owned:				
U.S. Gov'ts and Agencies	$1,121,981	$ -	$ -	$1,121,981
Corporate debt	-	91,458	-	91,458
Municipal debt	-	134,635	-	134,635
Equities	18,656	-	-	18,656
Options	8,177			8,177
Broker, dealers and clearing organizations:				
Futures	181			181
Other assets:				
Foreign currency forward	-	3,692	-	3,692
	$1,148,995	$ 229,785	$ -	$1,378,780

Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Securities sold, but not yet purchased:				
U.S. Gov'ts and Agencies	$2,263,558	$ -	$ -	$2,263,558
Corporate debt	-	27,285	-	27,285
Equities	49,239	-	-	49,239
Options	1,776	-	-	1,776
Broker, dealers and clearing organizations:				
Futures	146			146
	$2,314,719	$27,285	$ -	$2,342,004

Transfers between Level 1 and Level 2:
During 2011, the Company did not reclassify any Securities owned or Securities sold, not yet purchased from Level 2 to Level 1 or from Level 1 to Level 2.

9. DERIVATIVE INSTRUMENTS

The Company trades listed options and futures, and foreign exchange forwards. The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and economic hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (e.g., futures, forwards, and options). The Company manages the market risk associated with its trading activities on a Company-wide basis.

The following table summarizes the fair value of derivative instruments not designated as accounting hedges by type of derivative contract on a gross basis as of December 31, 2011:

	Assets		Liabilities	
	Fair Value	Notional	Fair Value	Notional
Securities owned / Sold, but not yet purchased :				
Options on futures	$ 550	$4,000,000	$ -	$ -
Equity Options	7,627	130,997	1,776	112,124
Broker, dealers and clearing organizations:				
Futures	181	1,008,000	146	15,000
Other assets:				
Foreign currency forward	3,692	400,197	-	-
	$12,050	$5,539,194	$1,922	$127,124

10. RELATED PARTY ACTIVITIES

The Company has transactions with affiliates, including MUSHD. These transactions include facilitating securities transactions, capital market transactions, repurchase and reverse repurchase agreements, advisory services, clearing and operational support. At December 31, 2011, assets and liabilities with related parties consist of the following:

Assets:		
Cash and cash equivalents	$	5,105
Securities purchased under agreements to resell		4,764,007
Receivables:		
Securities borrowed		1,370,406
Affiliates		848
Interest receivable		1,280
Other assets		135
Total	$	6,141,781
Liabilities:		
Short term borrowings	$	259,790
Securities sold under agreements to repurchase		1,749,414
Payables:		
Securities loaned		12,245
Affiliates		14,692
Interest payable		1,438
Total	$	2,037,579
Liabilities subordinated to claims of general creditors	$	220,000

The Company has a $300 million committed borrowing facility with Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU") used to finance a portion of its operations which, at December 31, 2011, was not drawn down.

At December 31, 2011, Mitsubishi UFJ Securities Holdings Co., Ltd. pledged $144.1 million in securities to the Company, which was subsequently repledged.

11. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method under ASC 740, *"Income Taxes"* which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be measured for temporary differences using currently enacted tax rates in the year they are expected to reverse. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

Net deferred tax assets of $9,933 are primarily attributable to the tax benefit of the temporary differences between book and tax bases of assets and liabilities.

In addition to New York State, New York City and New Jersey taxes, the Company pays California taxes. California taxes are computed on a unitary basis. Each entity included in the California unitary return (collectively the "Group") pays the California tax on its share of the Group's income apportioned to California. The Company made certain estimates with respect to the computation of its share of the

California income tax. There is no formal tax sharing agreement in place. Nonetheless, the Company believes the method for allocating California income tax expense is systematic, rational and consistent with the broad principles of ASC 740.

Net deferred tax assets as of December 31, 2011 have the following components:

	Federal	State & Local	Total
Gross deferred tax assets	$8,225	$4,347	$12,572
Valuation Allowance	0	(875)	(875)
Adjusted gross deferred tax assets	8,225	3,472	11,697
Deferred tax liabilities	(1,547)	(217)	(1,764)
Net deferred tax assets	$6,678	$3,255	$9,933

The valuation allowance for deferred tax assets (net of Federal benefit) as of December 31, 2011 and 2010 was $875 and zero, respectively. The valuation allowance increased by $875 for the year ended December 31, 2011. The changes were related to temporary differences that, in management's judgment, may not be realized in full. When assessing the realizability of temporary differences, management considers the timing and source of taxable income, as well as the extent of alternative or minimum taxes.

At December 31, 2011, the Company has pre-apportionment net operating loss carryforwards for New York State of $1,713, which are available to offset future taxable income, if any, through 2031.

At December 31, 2011the Company had unrecognized tax benefits of $374.

All other tax positions are highly certain as to ultimate deductibility, but there is uncertainty about the timing of such deductibility. The Company does not expect a significant increase or decrease in the unrecognized tax benefits during the next 12 months.

Reserves for interest, net of benefit, and penalties, if any, are included in Accrued expenses and other liabilities in the statement of financial condition. The accrued interest payable balance at December 31, 2011 is $47.

The Company's years open to examination by major jurisdictions are tax years ended December 2008 and forward for Federal, New York State, New York City, California and December 2009 and forward for New Jersey tax purposes.

12. RISK

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks involved in its trading and securities financing businesses. The Company's ability to properly and effectively identify, assess, monitor and manage its risk is critical to the overall execution of the Company's strategy and its profitability. Senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Company requires independent Company-level oversight, as well as supervisory oversight on its trading desks. Effective risk practices are carried out through constant communication, exercise of professional judgment, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment and management of risks at the Company level.

Market Risk - In the normal course of business, the Company enters into securities transactions in order to meet client financing and hedging needs. The Company is exposed to risk of loss on these transactions in the event of the client's inability to meet the terms of their contracts, in which case, the Company may have to purchase or sell financial instruments at prevailing market prices. Due to the short term nature of these pending transactions, typically settling one to three business days after trade date, such activities did not have a material impact upon the Company's statement of financial condition and the Company did not accrue a liability for these transactions.

Credit Risk - The contract amounts of reverse repurchase and repurchase agreements reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the Company's statement of financial condition. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in interest rates. The settlement of these transactions did not have a material effect upon the Company's statement of financial condition.

Customer Securities Transactions - In the normal course of business, the Company's client activities involve the execution and settlement of various securities transactions as agent. In accordance with industry practice, the Company records client securities transactions on a settlement date basis, which is generally within one to three business days after trade date. The Company is exposed to risk of loss on these transactions in the event of the client's inability to meet the terms of their contracts, in which case, the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material impact upon the Company's statement of financial condition and the Company did not accrue a liability for these transactions.

Collateralized Securities Financing Transactions - The Company enters into reverse repurchase agreements, repurchase agreements and securities borrow and loan transactions. Under these agreements and transactions, the Company either receives or provides collateral. The Company receives collateral in the form of securities in connection with reverse repurchase agreements and securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements or enter into securities lending transactions. At December 31, 2011, the fair value of securities received as collateral, prior to netting pursuant to ASC Topic 210, *"Offsetting,"* where the Company is permitted to sell or repledge the securities, was $30.5 billion and the fair value of the portion that has been sold or repledged was $29.7 billion.

ASU 2010-20, *"Disclosures About the Credit Quality of Financing Receivables and Allowance for Credit Losses"* requires disclosures about credit quality of an entity's financing receivables and its allowance for credit losses. Due to the nature of the Company's collateralized securities financing transactions, the Company does not maintain a credit allowance on receivables arising from such transactions.

In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to control risks associated with repurchase agreements by monitoring the market value of securities pledged on a daily basis and by requiring additional collateral to be deposited with, or returned to, the Company when deemed necessary. The Company establishes credit limits for such activities and monitors compliance on a daily basis.

13. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases space in New York, New Jersey, and California. Obligations under operating leases contain noncancelable terms in excess of one year. Approximate aggregate annual lease obligations are as follows:

Year		Amount
2012		$ 5,917
2013		5,920
2014		5,922
2015		4,626
2016		2,039
Thereafter		9,229
	Total	$33,653

FASB ASC Topic 420, *"Exit or Disposal Cost Obligations,"* pertains to, among other things, costs that will continue to be incurred under an operating lease without economic benefit to the entity. Under ASC 420, a liability for costs that will continue to be incurred under an operating lease without economic benefit shall be recognized and measured at fair value at the cease-use date based on the remaining lease rentals, reduced by estimated sublease rentals reasonably obtained for the property. The fair value of such liability shall be estimated using an expected present value technique. In 2010, the Company subleased the majority of its previous premises to an affiliate at market rental rates substantially lower than the original contract terms. Consequently, in accordance with ASC 420, a reserve was established to the expiration of the original lease term. The unamortized balance of this reserve at December 31, 2011 is $2,918.

Securities Financing – The Company has a committed facility to provide collateralized financing up to an aggregate $1 billion. At December 31, 2011, this facility was not drawn down.

14. FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

For cash and cash equivalents, short term borrowings, subordinated debt, repurchase and reverse repurchase agreements, securities borrowed and loaned, and receivables and payables from brokers, dealers, clearing organizations and affiliates, carrying values are reasonable estimates of fair value. Taken together, financial instruments recorded at market or fair value and financial instruments recorded at amounts which approximate market or fair value, represent substantially all recorded assets and liabilities.

15. RETIREMENT, OTHER POSTEMPLOYMENT BENEFITS, AND DEFERRED COMPENSATION PLANS

Eligible employees of the Company are covered under a defined benefit pension plan, postretirement medical and life insurance benefits, and a 401(k) Savings and Investment Plan (the "Retirement Savings Plans"), sponsored by BTMU. Annual contributions are based on an amount that satisfies ERISA funding standards.

In 2011, the Company implemented a non-qualified deferred compensation plan. Plan assets are maintained in a trust funded through a corporate-owned life insurance arrangement. The trust is valued monthly by an outside third party based on cash surrender value of the corporate-owned life insurance. At December 31, 2011, the value of the trust is $1,358.

16. REGULATORY REQUIREMENTS

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, at the greater of 2% of aggregate debit balances arising from customer transactions pursuant to the Securities Exchange Act of 1934, or the amount computed pursuant to Section 1.17 of the Commodity Exchange Act. For Rule 15c3-1 purposes, there are certain additional capital requirements for broker/dealers engaging in reverse repurchase agreements. At December 31, 2011, the Company had net capital of $249,469, that was $247,676 in excess of the $1,793 requirement.

17. OFF BALANCE SHEET RISK

In its capacity as a broker/dealer, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign denominated securities transactions in U.S. dollars. The fair value of these transactions generally approximates zero due to the short-term nature, typically three business days, of the foreign exchange contract.

The Company also enters into foreign currency forward transactions to economically hedge non-dollar loan and term repurchase transactions.

18. SUBSEQUENT EVENTS

The Company evaluates events subsequent to December 31, 2011 through February 27, 2012, the date on which the statement of financial condition is available to be issued. On January 20, 2012, the Company's ¥20 billion short term borrowing from MUSHD matured and was renewed as a $260 million loan.

* * * * *

Supplemental schedule g

MITSUBISHI UFJ SECURITIES (USA), INC.
(A wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011
(In thousands of dollars, unless otherwise noted)

NET CAPITAL -		
Stockholder's equity	$	126,083
Subordinated liabilities		220,000
Total capital and allowable subordinated liabilities		346,083
NON-ALLOWABLE ASSETS:		
Furniture, equipment and leasehold improvements		9,225
Receivable from brokers, dealers, and clearing organizations		22,401
Receivable from affiliates		629
Deferred tax assets and other assets		22,838
Total non-allowable assets		55,093
OTHER DEDUCTIONS AND CHARGES:		
Securities Borrow/Loan deficits		1,110
Reverse repo deficiency		303
Other		441
Total other deductions and charges		1,854
TOTAL DEDUCTIONS AND CHARGES		56,947
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		289,136
HAIRCUTS ON SECURITIES:		
US Government obligations		17,392
Municipal obligations		8,921
Corporate obligations		3,047
Equities		9,114
Options		978
Undue concentration		215
Total haircuts		39,667
NET CAPITAL	$	249,469
MINIMUM NET CAPITAL REQUIREMENT (Greater of $1,000 or 2% of aggregate debit balances plus resale surplus)	$	1,793
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	247,676

NOTE: There were no material differences between the above computation and the Company's corresponding unaudited FOCUS report filed on January 26, 2012 and amended on February 23, 2012.

Supplemental schedule o

MITSUBISHI UFJ SECURITIES (USA), INC.
(A wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.)
STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES
DECEMBER 31, 2011

The Company has not executed any commodity customer transactions. Therefore, it is not required to segregate any funds in relation to these transactions.

NOTE: There were no material differences between the above computation and the Company's corresponding unaudited FOCUS report filed on January 26, 2012 and amended on February 23, 2012.

Supplemental schedule p

MITSUBISHI UFJ SECURITIES (USA), INC.
(A wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.)
STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS
PURSUANT TO COMMISSION REGULATION 30.7
DECEMBER 31, 2011

The Company has not executed any commodity customer transactions. Therefore, it is not required to secure any funds in relation to these transactions.

NOTE: There were no material differences between the above computation and the Company's corresponding unaudited FOCUS report filed on January 26, 2012 and amended on February 23, 2012.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2012

Mitsubishi UFJ Securities (USA), Inc.
1633 Broadway
New York, NY 10019

In planning and performing our audit of the financial statements of Mitsubishi UFJ Securities (USA), Inc. (the "Company") (a wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.) as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-

mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP